The Company is a fully integrated energy company in Argentina participating in the electricity, oil and gas value businesses.

Through our own activities, subsidiaries and shareholdings in joint ventures and based on the business nature, customer portfolio and risks involved, we operate our businesses through the following reportable business segments:

●	Electricity Generation, principally consisting of our direct and indirect interests in HINISA, HIDISA, Greenwind (until divestment on August 16, 2023), VAR, CTB, TMB, TJSM and through our own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, III, IV and VI wind farms.

●	Oil and Gas, principally consisting of our own interests in oil and gas areas and through our direct and indirect interests in Comercializadora e Inversora S.A. (until a 2024 corporate reorganization) and PECSA;

●	Petrochemicals, comprising of our own styrene operations and the catalytic reformer plant operations conducted in Argentina;

●	Holding, Transportation and Other Business, principally consisting of our interests in CITELEC, CIESA and our indirect stake in OCP, as well as their respective subsidiaries which operate in high-voltage electricity transmission and gas and crude oil transportation, respectively. The segment’s operation results reflect the impact of the consolidation with OCP, effective as of August 30, 2024.

The Company manages its operating segments based on its individual net result in U.S. dollars.

Nine-month period ended September 30, 2024 compared to the Nine-month period ended September 30, 2023

Generation Segment

	Generation (in millions of U.S.$)
	For the nine-month period ended
	September 30, 2024	September 30, 2023	Variation	%
Revenue	505	507	(2)	(0%)
Cost of sales	(260)	(275)	15	(5%)
Gross profit	245	232	13	6%

Selling expenses	(2)	(1)	(1)	100%
Administrative expenses	(39)	(38)	(1)	3%
Other operating income and expenses, net	23	26	(3)	(12%)
Share of (loss) profit from joint ventures	(28)	9	(37)	(411%)
Impairment of financial assets	(46)	-	(46)	100%
Operating income	153	228	(75)	(33%)

Financial income	3	2	1	50%
Financial costs	(39)	(92)	53	(58%)
Other financial results	102	221	(119)	(54%)
Financial results, net	66	131	(65)	(50%)
Profit before income tax	219	359	(140)	(39%)

Income tax	109	(48)	157	(327%)
Profit of the period	328	311	17	5%

Owners of the company	328	310	18	6%
Non - controlling interest	-	1	(1)	(100%)

Revenue

Revenue from our generation segment decreased by U.S.$2 million, amounting to U.S.$505 million in the nine-month period ended September 30, 2024, compared to U.S.$507 million in the nine-month period ended September 30, 2023.

This decrease is mainly explained by lower Energy Plus demand and prices, due to the decline in industrial activity and our divestment of Greenwind in August 2023. These effects were partially offset by (i) an increase in renewable generation due to higher water resource availability in our hydroelectric plants, the completion of commissioning of PEPE IV in June 2023 and the gradual commissioning of PEPE VI during 2024, and (ii) higher spot energy prices in Argentine pesos (“Pesos”) that outpaced the Peso devaluation.

Power generation during the nine-month period ended September 30, 2024 increased by 4%, to 13,367 GWh compared to 12,902 GWh for the nine-month period ended September 30, 2023, mainly due to higher dispatch of our thermal units and an increase in renewable generation.

The following table shows net power generation and sales (in GWh) for our power generation plants:

	For the nine-month period ended
	September 30, 2024		September 30, 2023
	Net generation	Installed capacity (In Mw)	Net generation	Installed capacity (In Mw)
	(In GWh)		(In GWh)
Hydroelectric	1,641	938	1,249	938
Wind	839	382	913	206
Thermal	10,888	4,107	10,740	4,107
Total	13,367	5,426	12,902	5,251

Cost of Sales

Cost of sales decreased by 5% to U.S.$260 million for the nine-month period ended September 30, 2024, compared to U.S.$275 million for the nine-month period ended September 30, 2023, mainly explained by lower electricity purchases to comply with our obligations set forth in supply contracts and lower maintenance expenses.

Gross Profit

Gross profit from our generation segment increased by 6%, to U.S.$245 million for the nine-month period ended September 30, 2024, compared to U.S.$232 million for the nine-month period ended September 30, 2023.

Moreover, in the nine-month period ended September 30, 2024, the gross margin in relation to sales increased to 49%, compared to 46% for the nine-month period ended September 30, 2023.

Selling Expenses

Selling expenses from our generation segment increased to U.S.$2 million for the nine-month period ended September 30, 2024, compared to U.S.$1 million for the nine-month period ended September 30, 2023.

Administrative Expenses

Administrative expenses from our generation segment did not vary significantly, amounting to U.S.$39 million for the nine- month period ended September 30, 2024, compared to U.S.$38 million for the nine-month period ended September 30, 2023.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our generation segment decreased to a U.S.$23 million gain for the nine- month period ended September 30, 2024, compared to a U.S.$26 million gain for the nine-month period ended September 30, 2023. This variation is primarily attributed to reduced overdue interest from CAMMESA, driven by a normalization in the timeliness of payments by CAMMESA, partially offset by insurance recoveries in Genelba and PEPE III recorded in 2024.

Share of (loss) profit from joint ventures

The share of (loss) profit from joint ventures from our generation segment amounted to a U.S.$28 million loss for the nine- month period ended September 30, 2024, compared to a U.S.$9 million profit for the nine-month period ended September 30, 2023. This variation is mainly explained by the impairment of property, plant and equipment recorded by CTB in 2024.

Impairment of financial assets

Our generation segment recorded an impairment of financial assets of U.S.$46 million for the nine-month period ended September 30, 2024, while no impairment was recorded for the nine-month period ended September 30, 2023. This variation is explained by the agreement entered into with CAMMESA instrumenting the exceptional, transitional and unique payment system established in SE Resolution No. 58/24 for the balance of unpaid economic transactions in the wholesale electricity market, including: (i) the December 2023 and January 2024 transactions that were settled with sovereign bonds valued at U.S.$0.65 per U.S. dollar of face value in the domestic market; and (ii) the February 2024 transaction that was settled in cash. Both payments did not recognize accrued interest, and as a result, the Company recorded a U.S.$46 million impairment in the related receivables of CAMMESA.

Operating Income

Operating income from our generation segment decreased by U.S.$75 million (33%), to U.S.$153 million for the nine-month period ended September 30, 2024, compared to U.S.$228 million for the nine-month period ended September 30, 2023. This variation is mainly attributable to: (i) the share of loss from joint ventures, and (ii) the impairment in CAMMESA’s receivables described above, recorded in 2024.

The operating margin in relation to sales for the nine-month period ended September 30, 2024, decreased to 30% compared to a 45% for the nine-month period ended September 30, 2023.

Financial Results, net

Financial results, net, amounted to a U.S.$66 million gain for the nine-month period ended September 30, 2024, compared to U.S.$131 million gain for the nine-month period ended September 30, 2023. This decrease is mainly due to lower gains from changes in the fair value of financial instruments, partially offset by lower financial interest expenses in line with lower Peso denominated debt stock and lower foreign currency exchange differences losses over the monetary position in Pesos.

Income Tax

The generation segment recorded an income tax benefit of U.S.$109 million for the nine-month period ended September 30, 2024, compared to a tax charge of U.S.$48 million for the nine-month period ended September 30, 2023. The variation is mainly related to non-cash credit on deferred income tax due to an inflation higher than the Peso devaluation.

Profit of the period

As a result of the foregoing, the generation segment recorded a U.S.$328 million profit for the nine-month period ended September 30, 2024, entirely attributable to the owners of the Company, compared to U.S.$311 million profit for the nine-month period ended September 30, 2023, of which U.S.$310 million were attributable to the owners of the Company.

Oil and Gas Segment

	Oil and Gas (in millions of U.S.$)
	For the nine-month period ended
	September 30, 2024	September 30, 2023	Variation	%
Revenue	596	548	48	9%
Cost of sales	(387)	(319)	(68)	21%
Gross profit	209	229	(20)	(9%)

Selling expenses	(46)	(38)	(8)	21%
Administrative expenses	(57)	(56)	(1)	2%
Exploration expenses	-	(7)	7	100%
Other operating income and expenses, net	45	38	7	18%
Impairment of property, plant and equipment	(19)	-	(19)	(100%)
Impairment of financial assets	(10)	-	(10)	(100%)
Operating income	122	166	(44)	(27%)

Financial income	1	2	(1)	(50%)
Financial costs	(71)	(157)	86	(55%)
Other financial results	(17)	7	(24)	(343%)
Financial results, net	(87)	(148)	61	(41%)
Profit before income tax	35	18	17	94%

Income tax	36	(2)	38	(1,900%)
Profit of the period	71	16	55	344%

Owners of the company	71	16	55	344%
Non - controlling interest	-	-	-	-

Revenue

Revenue from our oil and gas segment increased 9%, to U.S.$596 million for the nine-month period ended September 30, 2024, compared to U.S.$548 million for the nine-month period ended September 30, 2023. This variation is mainly explained by a substantial growth in gas production, boosted by the round 4.2 of GasAr Plan, in which we were awarded a maximum flat volume of 4.8 million m3 per day to be evacuated through the Perito Francisco Pascasio Moreno Pipeline (formerly Nestor Kirchner Pipeline) and cooler temperatures compared to 2023, partially offset by lower gas volumes and prices sold to Chile and industrial sectors.

The average sale price for gas was U.S.$3.9/MBTU for the nine-month period ended September 30, 2024, 13% lower than U.S.$4.5/MBTU recorded in the nine-month period ended September 30, 2023, mainly explained by lower export and industrial customers’ demand. The average sale price for oil was U.S.$71/bbl for the nine-month period ended September 30, 2024, 8% higher than average sale price for the nine-month period ended September 30, 2023, in line with the increase of the international price of Brent, which is the main reference for the company’s oil sale prices.

The following table shows our production and sales for the oil and gas segment for the periods shown:

	For the nine-month period ended
	September 30, 2024	September 30, 2023
Production
Oil (k bbl/day)	5.0	4.9
Gas (k m3/day)	13.4	10.8
Total (k boe/day)	83.8	68.5

Sales
Oil (k bbl/day)	4.8	5.3
Gas (k m3/day)	13.3	10.8
Total (k boe/day)	83.3	69.0

Cost of Sales

The cost of sales from our oil and gas segment increased by 21%, to U.S.$387 million for the nine-month period ended September 30, 2024, from U.S.$319 million for the nine-month period ended September 30, 2023. The variation is mainly due to higher property, plant and equipment depreciation, higher royalty charges in line with the increase in sale volumes, and higher costs related to the increase in gas activity (maintenance and contractors).

Gross Profit

Gross profit from our oil and gas segment decreased by 9%, from U.S.$229 million in the nine-month period ended September 30, 2023, to U.S.$209 million for the nine-month period ended September 30, 2024. This variation is explained by higher costs and lower average gas sale prices, partially offset by higher sale volumes.

Additionally, the gross margin on sales decreased to 35% in the nine-month period ended September 30, 2024, compared to 42% for the nine-month period ended September 30, 2023.

Selling Expenses

Selling expenses from our oil and gas segment increased to U.S.$46 million for the nine-month period ended September 30, 2024, compared to U.S.$38 million for the same period in 2023 due to increased gas transportation expenses and taxes mainly explained by higher gas sale volumes.

Administrative Expenses

Administrative expenses from our oil and gas segment did not vary significantly, amounting to U.S.$57 million for the nine-month period ended September 30, 2024, compared to U.S.$56 million for the nine-month period ended September 30, 2023.

Exploration expenses

Exploration expenses from our oil and gas segment amounted to U.S.$7 million for the nine-month period ended September 30, 2023, due to decision to relinquish the Rio Atuel block, whereas no charges were recorded for the nine-month period ended September 30, 2024.

Other Operating Income and Expenses, net

Other operating incomes and expenses, net from our oil and gas segment recorded gains of U.S.$45 million for the nine- month period ended September 30, 2024, compared to U.S.$38 million for the nine-month period ended September 30, 2023, mainly due to higher commercial interests, which were partially offset by lower income from the GasAr Plan.

Impairment of property, plant and equipment

Our oil and gas segment recorded an impairment of property, plant, equipment of U.S.$19 million in the El Tordillo/La Tapera block for the nine-month period ended September 30, 2024, while no impairment was recorded for the nine-month period ended September 30, 2023. This impairment resulted from the recoverable value of conventional CGUs given our strategy to focus our investments in the development and exploitation of unconventional oil and gas reserves.

Impairment of financial assets

Our oil and gas segment recorded an impairment of financial assets of U.S.$10 million, for the nine-month period ended September 30, 2024, while no impairment was recorded for the same period ended September 30, 2023. This variation is explained by the impairment of U.S.$8 million of CAMMESA’s receivables and U.S.$2 million of GasAr Plan receivables recorded considering the market value of financial instruments, received under the agreed cancellation methodology set in SE Resolution No. 58/24 and Note NO-2024-54277417- APN-SE#MEC, respectively.

Operating Income

The operating income from our oil and gas segment decreased by U.S.$44 million (27%) to U.S.$122 million for the nine- month period ended September 30, 2024 compared to U.S.$166 million for the nine-month period ended September 30, 2023.

The operating margin in relation to sales for the nine-month period ended September 30, 2024, decreased to 20% compared to 30% for the nine-month period ended September 30, 2023.

Financial Results, Net

Financial results, net from our oil and gas segment amounted to a U.S.$87 million loss for the nine-month period ended September 30, 2024, compared to a U.S.$148 million loss for the nine-month period ended September 30, 2023, mainly due to lower financial interest expenses, partially offset by lower gains from changes in the fair value of financial instruments.

Income Tax

Our oil and gas segment recorded an income tax benefit of U.S.$36 million for the nine-month period ended September 30, 2024, compared to a U.S.$2 million tax charge for the nine-month period ended September 30, 2023, mainly related to the non-cash credit on deferred income tax due to an inflation higher than the Peso devaluation.

Profit of the period

As a result of the foregoing, our oil and gas segment recorded a profit of U.S.$71 million for the nine-month period ended September 30, 2024, compared to U.S.$16 million for the nine-month period ended September 30, 2023, both of which were entirely attributable to the owners of the Company.

Petrochemicals Segment

	Petrochemical (in millions of U.S.$)
	For the nine-month period ended
	September 30, 2024	September 30, 2023	Variation	%
Revenue	394	389	5	1%
Cost of sales	(361)	(341)	(20)	6%
Gross profit	33	48	(15)	(31%)

Selling expenses	(9)	(12)	3	(25%)
Administrative expenses	(5)	(5)	-	-
Other operating income and expenses, net	6	(2)	8	(400%)
Impairment of inventory	-	(3)	3	100%
Operating income	25	26	(1)	(4%)

Financial costs	(3)	(2)	(1)	50%
Other financial results	4	7	(3)	(43%)
Financial results, net	1	5	(4)	(80%)
Profit before income tax	26	31	(5)	(16%)

Income tax	7	(5)	12	(240%)
Profit of the period	33	26	7	27%
			-	-
			-
Owners of the company	33	26	7	27%
Non - controlling interest	-	-	-	-

Revenue

Revenue from our petrochemicals segment amounted to U.S.$394 million for the nine-month period ended September 30, 2024, 1% higher than the U.S.$389 million reported for the nine-month period ended September 30, 2023. This variation is mainly due to higher octane basis sale volumes, partially offset by lower polystyrene sale volumes.

Total sold volumes during the nine-month period ended September 30, 2024 experienced a 12% increase compared to the nine-month period ended September 30, 2023. This variation is mainly explained by higher local sales from our reforming plant’s derived products, and lower local sale volumes from styrene and polystyrene.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Volume sold in k ton	For the nine-month period ended
	September 30, 2024	September 30, 2023
Reforming Plant	251	195
Styrene & polystyrene	64	84
SBR	33	32
Total	348	311

Cost of Sales

Cost of sales from our petrochemicals segment increased by 6%, to U.S.$361 million for the nine-month period ended September 30, 2024, compared to U.S.$341 million for the nine-month period ended September 30, 2023. This variation is mainly due to higher volumes and cost of our reforming plant´s derived products, partially offset by lower polystyrene sale volumes.

Gross Profit

Our petrochemical segment recorded a gross profit of U.S.$33 million for the nine-month period ended September 30, 2024, compared to U.S.$48 million for the same period in 2023, mainly due to lower margins in polystyrene and reforming plant, partially offset by higher SBR and styrene margins.

The gross margin on sales reached 8% for the nine-month period ended September 30, 2024, compared to 12% for the nine-month period ended September 30, 2023.

Selling Expenses

Selling expenses from our petrochemicals segment decreased to U.S.$9 million for the nine-month period ended September 30, 2024, compared to U.S.$12 million for the nine-month period ended September 30, 2023, mainly due to a reduction in taxes and commissions as a result of a decrease in local sales.

Administrative Expenses

Administrative expenses from our petrochemicals segment did not vary, amounting to U.S.$5 million for both nine-month periods ended September 30, 2024 and 2023.

Other operating income and expenses, net

Other operating income and expenses, net amounted to a U.S.$6 million gain for the nine-month period ended September 30, 2024, compared to a U.S.$2 million loss for the nine-month period ended September 30, 2023. This variation is mainly explained by gains derived from the settlement of exports at a differential U.S dollar exchange through the Export Increase Program in 2024.

Impairment of inventory

Our petrochemical segment recorded a U.S.$3 million impairment of SBR inventories in the nine-month period ended September 30, 2023, as consequence of the drop in international prices. No impairment of inventory was recorded for the nine-month period ended September 30, 2024.

Operating Income

The operating income from our petrochemicals segment did not vary significantly, amounting to U.S.$25 million in the nine-month period ended September 30, 2024, compared to U.S.$26 million for the nine-month period ended September 30, 2023.

The operating margin in relation to sales for the nine-month period ended September 30, 2024, decreased to 6% compared to 7% for the nine-month period ended September 30, 2023.

Financial Results, Net

Our petrochemicals segment recorded a U.S.$1 million gain for financial results, net for the nine-month period ended September 30, 2024, compared to a U.S.$5 million gain for the nine-month period ended September 30, 2023, mainly explained by lower foreign currency exchange differences gains over the monetary position in Pesos.

Income Tax

The petrochemicals segment recorded an income tax benefit of U.S.$7 million for the nine-month period ended September 30, 2024, compared to a U.S.$5 million tax charge for the same period in 2023.

Profit of the period

The petrochemicals segment recorded a profit of U.S.$33 million for the nine-month period ended September 30, 2024, compared to U.S.$26 million for the nine-month period ended September 30, 2023, both of which were entirely attributable to the owners of the Company.

Holding, Transportation and Others Segment

	Holding, transportation and others (in millions of U.S.$)
	For the nine-month period ended
	September 30, 2024	September 30, 2023	Variation	%
Revenue	29	11	18	164%
Cost of sales	(5)	-	(5)	(100%)
Gross profit	24	11	13	118%

Administrative expenses	(38)	(34)	(4)	12%
Other operating income and expenses, net	(30)	(15)	(15)	100%
Share of profit from joint ventures and associates	129	33	96	291%
Recovery of impairment of intangible assets	-	2	(2)	100%
Impairment of financial assets	-	(4)	4	100%
Profit from sale of companies’ interest	7	1	6	600%
Operating income	92	(6)	98	(1,633%)

Financial income	-	5	(5)	(100%)
Financial costs	(24)	(37)	13	(35%)
Other financial results	25	157	(132)	(84%)
Financial results, net	1	125	(124)	(99%)
Profit before income tax	93	119	(26)	(22%)

Income tax	(12)	(14)	2	(14%)
Profit of the period	81	105	(24)	(23%)

Owners of the company	81	105	(24)	(23%)
Non - controlling interest	-	-	-	-

Revenue

Revenue from our holding, transportation and others segment increased by 164% to U.S.$29 million in the nine-month period ended September 30, 2024 compared to U.S.$11 million for the nine-month period ended on September 30, 2023, mainly explained by the impact of the consolidation with OCP, effective as of August 30, 2024.

Cost of Sales

Cost of sales from our holding, transportation and others segment amounted to U.S.$5 million for the nine-month period ended September 30, 2024, entirely attributable to the impact of the consolidation with OCP, effective as of August 30, 2024.

Gross Profit

Our holding, transportation and others segment recorded a gross profit of U.S.$24 million for the nine-month period ended September 30, 2024, compared to U.S.$11 million for the same period in 2023, mainly explained by the impact of the consolidation with OCP, effective as of August 30, 2024.

Administrative Expenses

Administrative expenses from our holding, transportation and others segment increased to U.S.$38 million for the nine-month period ended September 30, 2024, compared to U.S.$34 million for the nine-month period ended September 30, 2023, mainly due to higher fees and compensation for advisory services.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our holding, transportation and others segment recorded a loss of U.S.$30 million for the nine-month period ended September 30, 2024, compared to a U.S.$15 million loss for the nine-month period ended September 30, 2023. The variation is mainly due to a provision for contingencies charges recorded in 2024.

Share of profit from joint ventures and associates

Share of profit from joint ventures and associates from our holding, transportation and others segment amounted to U.S.$129 million for the nine-month period ended September 30, 2024, compared to U.S.$33 million for the nine-month period ended September 30, 2023. This variation is mainly explained by higher profit from our stakes in (i) CIESA amounting to U.S.$34 million, mainly due to tariff increase in its regulated business, and (ii) OCP amounting to U.S.$59 million, mainly due to the acquisition of additional shares of OCP’s capital stock.

Recovery of impairment of intangible assets

The recovery of impairment of intangible assets from our holding, transportation and others segment amounted U.S.$2 million for the nine-month period ended September 30, 2023, while no charges were recorded for the nine-month period ended September 30, 2024.

Impairment of financial assets

The impairment of financial assets from our holding, transportation and others segment amounted to U.S.$4 million in the nine-month period ended September 30, 2023, mainly tax credits, while no charges were recorded in the nine-month period ended September 30, 2024.

Profit from sale of companies’ interest

The profit from sale of companies’ interest from our holding, transportation and others segment amounted to U.S.$7 million for the nine- month period ended September 30, 2024, compared to U.S.$1 million for the nine-month period ended September 30, 2023, due to the sale of 0.65% interest in TGS in 2024.

Operating Income

Operating income from our holding, transportation and others segment amounted to a U.S.$92 million profit for the nine-month period ended September 30, 2024, compared to U.S.$6 million loss for the nine-month period ended September 30, 2023, due to the reasons set forth in the discussion of the components of Operating Income.

Financial Results, Net

Our holding, transportation and others segment recorded U.S.$1 million financial net gain for the nine-month period ended September 30, 2024, compared to U.S.$125 million gain for the nine-month period ended September 30, 2023. This variation is mainly due to lower foreign currency net exchange differences gains over the monetary position in Pesos.

Income Tax

Our holding, transportation and others segment recorded a slight decrease on the income tax charge amounting to U.S.$12 million for the nine-month period ended September 30, 2024, compared to U.S.$14 million for the nine-month period ended September 30, 2023.

Profit of the period

Our holding, transportation and others segment recorded a profit of U.S.$81 million for the nine-month period ended September 30, 2024, compared to U.S.$105 million for the nine-month period ended September 30, 2023, both of which were entirely attributable to the owners of the Company.